SEC
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JUN 09 2015
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SEC 15026938 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Quebec Street, NW
(No. and Street)

Washington	DC	20008-1223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Buik 202-364-2484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Company LLC
(Name – *if individual, state last, first, middle name*)

231 South La Salle Suite 650	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Buik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Markets, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Robert Kotchenreuther II
Notary Public, District of Columbia
My Commission Expires 11-30-16

NOTARY PUBLIC DISTRICT OF COLUMBIA Expiration Nov 30, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Financial Statements
December 31, 2014

Index

VICTORIUM · CORONAT · CHRISTUS

LICCAR
Certified Public Accountants

A member of the American Institute of Certified Public Accountants and Illinois CPA Society

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Global Markets, LLC

We have audited the accompanying financial statements of Global Markets, LLC (a District of Columbia Limited Liability Company), the ("Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Global Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Global Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Computation of Basic Net Capital Reserve Requirements Under Rule 15c3-1 have been subjected has been subjected to audit procedures performed in conjunction with the audit of Global Markets, LLC's financial statements. The supplemental information is the responsibility of Global Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael J. Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 25, 2015

231 South LaSalle Street, Suite 650 Chicago, Illinois 60604-1438
312.922.6600 800.922.6604 Fax 312.922.0315 www.liccar.com

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	566,909
Commissions and fees receivable		3,480
Total assets	$	570,389

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,304
Total liabilities	$	5,304
Members' equity:		
Members' equity	$	565,085
Total members' equity	$	565,085
Total liabilities and members' equity	$	570,389

The accompanying notes are an integral part of the financial statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2014

Revenue:		
Commissions and fees	$	46,642
Interest and dividends		55
Total revenue	$	46,697
Expenses:		
Regulatory fees	$	8,185
Operating expenses - (related party $5,999)		6,113
Total expenses	$	14,298
Net income	$	32,399

The accompanying notes are an integral part of the financial statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Statement of Changes in Members' Equity

	Members' Equity	Total
Balance at January 1, 2014	$ 534,735	$ 534,735
Net income	32,399	32,399
Member withdrawals	(2,049)	(2,049)
Balance at December 31, 2014	$ 565,085	$ 565,085

The accompanying notes are an integral part of the financial statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income		$ 32,399
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets: Commissions and fees receivable	$ 2,656	
Increase (decrease) in operating liabilities: Accounts payable and accrued expenses	$ 2,504	
Total adjustments		$ 5,160
Net cash provided by operating activities		$ 37,559
Cash flows from financing activities:		
Member Distributions	$ (2,049)	
Net cash used in financing activity		$ (2,049)
Net increase in cash		$ 35,510
Cash at beginning of the year		531,399
Cash at end of the year		$ 566,909
Supplemental Cash Flow Disclosures:		
Income tax payments		-
Interest payments		-

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of the financial statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Notes to the Financial Statements
For the Year Ended December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Global Markets, LLC (the "Company") is a District of Columbia Limited Liability Company which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"). The Company has two members.

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts. In addition, the Company earns investor servicing fees for administrative support.

Income Taxes: The Company is a "Limited Liability Company" which has elected to be taxed as a Partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as any taxable income is includable in the members' individual income tax returns.

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN48) which is now codified in ASC 740-10, *Income Taxes*. ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the footnotes of the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or reduction of a tax benefit in the current year. For the year ended December 31, 2014, management has determined the there are no uncertain provisions.

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. Open tax years are those that are open for exam by taxing authorities. As of December 31, 2014, open tax years include the tax years ended December 31, 2011 through December 31, 2014. The Partnership is not aware of any examinations in progress. The Partnership has reviewed all open tax years and major jurisdictions and concluded that the adoption of these financial reporting rules resulted in no effect to the Partnership's financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the fiscal year ended December 31, 2014. The Partnership is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefit will significantly change in the next twelve months.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off Balance Sheet Risk and Concentration of Credit Risk: The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations.

The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2014.

The Fund has a substantial portion of its assets on deposit with financial institutions. In the event of a financial institution's insolvency, recovery of Fund assets on deposit may be limited to account insurance or other protection afforded such deposits.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2014, the Company had net capital of $550,267 or $505,267 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash distributions, the making of unsecured loans to its Members and the purchase by the Company of its own membership interests.

NOTE 3 – RELATED PARTY

All of the Company's commissions and fees earned are from transactions involving a related party. For the year ended December 31, 2014 approximately $3,480 in commissions and fees are due to the Company are from a related party. Also, related party was paid $5,999 for consulting services.

NOTE 4 – SUBSEQUENT EVENTS

Management evaluated all events that occurred from January 1, 2015 through February 25, 2015, the date the financial statements were available to be issued. During the period, the Company did not have any material recognizable subsequent events.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER: GLOBAL MARKETS LLC as of: December 31, 2014

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 565,085	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			565,085	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			565,085	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 3,480	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(3,480)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			561,605	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	11,338	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(11,338)	3740
10. Net Capital			$ 550,267	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GLOBAL MARKETS LLC as of: December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 354	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 45,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 45,000	3760
14. Excess net capital (line 10 less 13)	$ 505,267	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 549,737	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 5,304	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			5,304	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			1%	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2014

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

The accompanying notes are an integral part of these statements.

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Global Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Global Markets, LLC, in which (1) Global Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Global Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" and (2) Global Markets, LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Global Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael J Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company LLC
Chicago, Illinois
February 25, 2015

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

EXEMPTION REPORT
OF
GLOBAL MARKETS, LLC

Each year, Global Markets, LLC must prepare and file an exemption report with the SEC. This exemption report must be reviewed by its accountant and filed with its reports. The effective date of these new SEC Broker Dealer financial reporting rules is June 1, 2014.

Global Markets, LLC does not carry any customer assets. Rather, Global Markets, LLC claims an exemption from SEC Rule 15c3-3. The exemption that Global Markets claims each year is pursuant to (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained of SEC Rule 15c3-3.

Global Markets, LLC's fiscal year is a calendar year that ends on December 31. Global Markets, LLC's current fiscal year covers the period from January 1, 2014 to December 31, 2014 (the "**Current Fiscal Year**"). For its Current Fiscal Year, Global Markets, LLC satisfied the requirements of its exemption under (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained of SEC Rule 15c3-3 without exception.

As to the necessity to briefly describe the nature of each exception and the approximate date on which the exception existed, Global Markets, LLC had not exceptions during the Current Fiscal Year. Therefore, there are no exceptions to describe under the third requirement of the new SEC Broker Dealer financial reporting rules.

The undersigned states that the statements contained in this Exemption Report are true and correct.

Richard D. Buik

Dated: December 31, 2014

By: Richard D. Buik
Its: Managing Member

Michael J. Liccar & Company LLC
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

February 25, 2015

To the Members
Global Markets, LLC

We have audited the financial statements of Global Markets, LLC (the "Company") for the year ended December 31, 2014, and have issued our report thereon dated February 25, 2015. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 1, 2015. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Global Markets, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing polices was not changed during 2014. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We noted no sensitive estimates.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was the net capital requirement in Note 2 of the financial statements. We encountered no issues with this disclosure.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements.

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

231 S. LaSalle Street • Suite 650 • Chicago, Illinois 60604
(312) 922 • 6600 (800) 922 • 6604 Fax (312) 922 • 0315

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2015.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Members and management of Global Markets, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael J Liccar & Company, LLC

Michael J. Liccar & Company, LLC

Global Markets, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

As of December 31, 2014

Michael J. Liccar & Company LLC
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Member
Global Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by Global Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the National Futures Association and Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Global Markets, LLC's compliance with the applicable instructions of Form SIPC-7. Global Markets LLC's management is responsible for Global Markets, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

231 S. LaSalle Street • Suite 650 • Chicago, Illinois 60604
(312) 922 • 6600 (800) 922 • 6604 Fax (312) 922 • 0315

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael J Liccar & Company, LLC

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********1989********************MIXED AADC 220
049702 FINRA DEC
GLOBAL MARKETS LLC
2700 QUEBEC ST NW
WASHINGTON DC 20008-1223

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Markets LLC
(Name of Corporation, Partnership or other organization)

Rich D. Bul
(Authorized Signature)

Dated the 16 day of January, 20 15

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 46697
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	46642
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	46642
2d. SIPC Net Operating Revenues	$ 55
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)